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                      [PSW Technologies, Inc. Letterhead]



                                April 27, 2000


VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

     Re:  PSW Technologies, Inc.
          Registration Statement on Form S-3 (Reg. No. 333-32464)
          Application for Withdrawal

Ladies and Gentlemen:

     Pursuant to Rule 477 of the General Rules and Regulations of the Securities Act of 1933, as amended, PSW Technologies, Inc. hereby applies for the withdrawal of the above-referenced Registration Statement, on the grounds that Registrant does not intend to consummate the offering contemplated therein due to prevailing market conditions.

     Please do not hesitate to contact the undersigned at (512) 342-3202 or Mark
T. Goglia at (512) 479-2962 if you have any questions regarding this application.

                                        Sincerely,

                                        /s/ Timothy D. Webb

                                        Timothy D. Webb
                                        President and Chief Executive Officer


cc:  Thomas R. Nelson,  Brobeck, Phleger & Harrison LLP
     Mark T. Goglia, Brobeck, Phleger & Harrison LLP
     Joseph Hall, Davis Polk & Wardwell